UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 12, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Highlights Recent Business Updates at 44th Annual J.P. Morgan Healthcare Conference

On January 12, 2026, Legend Biotech USA Inc. (“Legend Biotech”), a global leader in cell therapy, provided an update on the Company’s recent commercial and clinical progress and its strategic priorities for 2026. These updates will be discussed as part of the Company's presentation at the 44th Annual J.P. Morgan Healthcare Conference in San Francisco, CA, on Wednesday, January 14, 2026, at 9:00 a.m. PT.

Recent Accomplishments and 2026 Strategic Priorities

Maximize CARVYKTI® Market Leadership

•	Treated 10,000+ clinical and commercial patients to date with CARVYKTI®.
•	Expanded CARVYKTI® global footprint in 2025, bringing total availability to more than 279 sites across 14 global markets.
o	Continued globalization planned for 2026.
•	Continued to drive community and outpatient adoption of CARVYKTI® and uptake in earlier lines, with United States community and regional hospitals.
•	Completed physical expansion of the Raritan facility, marking the largest cell therapy manufacturing facility in the United States and providing installed capacity to support treatment of up to 10,000 patients annually.
•	Received U.S. Food and Drug Administration and European Commission approval to include overall survival benefit for CARVYKTI® versus standard therapies in the label.
o	Label update was supported by data from the landmark Phase 3 CARTITUDE-4 study in patients with relapsed/refractory multiple myeloma (“RRMM”) who have received one to three prior lines of therapy (“pLOT”).
•	Presented new clinical and translational data from CARTITUDE-1 and CARTITUDE-4 at the 67th American Society of Hematology (“ASH”) Annual Meeting in December 2025, reinforcing the long-term benefits of CARVYKTI® and improved outcomes associated with earlier use.
o	Triple-class-exposed patients treated with three pLOT from the CARTITUDE-1 and CARTITUDE-4 trials achieved a median progression-free survival (“PFS”) of 50.4 months following a single infusion of CARVYKTI®.
o	Additional findings from CARTITUDE-1 and CARTITUDE-4 demonstrated that patients treated earlier, after one or two pLOT, exhibited greater immune fitness and a more immunocompetent tumor microenvironment, which are biological indicators of longer PFS.
•	The latest NCCN guidelines recommend talquetamab as a bridging therapy before CAR-T treatment for people with relapsed/refractory multiple myeloma. This approach helps keep patients eligible for CARVYKTI® and improves outcomes, especially for those with aggressive disease.
•	Completed enrollment of Phase 3 CARTITUDE-6 registrational trial in newly-diagnosed MM patients who are transplant eligible in August 2025.

Advance Cell Therapy Innovation

•	Presented promising first-in-human results from allogeneic CAR-T candidate LUCAR-G39D at the 67th ASH Annual Meeting, demonstrating encouraging safety and efficacy in B-cell non-Hodgkin lymphoma.
•	Opened 31,000-square-foot, state-of-the-art cell therapy R&D facility in Philadelphia, Pennsylvania, to support the Company’s pipeline expansion across oncology and immunology indications and in vivo approaches.
•	Dosed first patient with in vivo platform technology, a dual CD20/CD19-targeted cell therapy, within six months of candidate selection.
o	First-in-human data expected starting in the second half of 2026.
•	Targeting multiple investigational new drug (“IND”) filings for oncology and autoimmune indications starting in the second half of 2026.

Drive Profitability

•	Anticipate CARVYKTI® franchise FY 2025 profitability.
•	Expect to achieve company-wide operating profit in 2026.
•	Cash and cash equivalents, and time deposits were approximately $1.0 billion as of September 30, 2025, which the Company believes will provide financial runway beyond 2026.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to: CARVYKTI® and LUCAR-G39D, including Legend Biotech’s expectations for market expansion for CARVYKTI® and order volume; Legend Biotech’s ability to fund its operations into 2026 and to achieve company-wide profitability in 2026 and Carvykti-related profitability by end of 2025; the timing, progress and results of preclinical studies and clinical trials for the Company’s product candidates; and statements related to the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of the Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

This Form 6-K shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Legend Biotech Highlights Recent Business Updates at 44th Annual J.P. Morgan Healthcare Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: January 12, 2026	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer